Exhibit 99.4

Alliance Data and NICE Receive Ventana Research 2011
Operational Leadership Award, Recognizing Success in
Business and Technology

Alliance Data’s Retail Services Business Recognized for Driving Innovation, Improvement in
Customer Care Quality, Client Support in the Customer Care Center via Partnership with
NICE Customer Service Solutions

Ra’anana, Israel, April, 23, 2012—NICE (NASDAQ: NICE) today announced that the company, along with its customer Alliance Data Retail Services, a leading provider of marketing-driven credit solutions for some of today’s leading retail brands, was recently recognized by the Ventana Research 2011 Leadership Awards in the Contact Center & Call Center category. Alliance Data was recognized for the company’s innovative use of customer service solutions provided by NICE to proactively identify trends and opportunities to further improve the experience for its clients’ private label credit card holders calling into Alliance Data customer care centers.

The award, in its sixth year, recognizes businesses and their associated technology vendors for most effectively achieving success through capitalizing on the combination of people, processes, information and technology, and applying best practices within specific business and technology categories.

“Alliance Data has demonstrated its commitment to delivering the best possible quality in customer and client service by successfully incorporating technology that helps the company meet those objectives,” said Mark Smith, CEO and chief research officer, Ventana Research. “From our purview as a leading research and business technology advisory services firm, we’re pleased to recognize Alliance Data and its partnership with NICE for the company’s distinguished use of best practices in implementing technology to further its business objectives.”

Alliance Data was recognized for making advancements to its customer care center operations by enhancing the use of quality management and analytic processes and tools. The company leverages tools from NICE Solutions to apply analytics to up to 100 percent of the calls to their contact center, while also significantly improving the accuracy of call categorization even during increased call volumes.

“As an organization continuously focused on providing an exceptionally positive experience to our clients’ customers, we are committed to investing in call center technology that takes us to the next level of best-in-class customer care and client support,” said Sallie Komitor, vice president of call center operations for Alliance Data. “NICE solutions have significantly increased our quality monitoring and feedback capabilities as well as our ability to leverage analytics that not only improve the customer experience, but also allows us to capture and share richer insight with our clients regarding their specific customers’ needs.”

Yochai Rozenblat, president of NICE Americas added, “We’re honored to be recognized alongside Alliance Data for this prestigious award. We’re proud of our partnership with Alliance Data and strongly believe that they offer an excellent example of how an organization can leverage outstanding solutions for great business value.”

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

The NICE Enterprise offering enables organizations to impact every customer interaction with targeted solutions for enhancing the customer experience, increasing service-to-sales revenue, streamlining operational efficiency, and complying to policies and regulations. Driven by real-time, cross-channel analytics – including speech analytics, text analytics, feedback analytics, web, and social media analytics – and coupled with real-time decisioning and guidance, NICE Enterprise solutions are implemented by contact centers of all sizes, branch networks, retail stores, trading floors, and back office operations.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

About Alliance Data
Alliance Data® (NYSE:ADS) and its combined businesses is North America’s largest and most comprehensive provider of transaction-based, data-driven marketing and loyalty solutions serving large, consumer-based industries. The Company creates and deploys customized solutions, enhancing the critical customer marketing experience; the result is measurably changing consumer behavior while driving business growth and profitability for some of today’s most recognizable brands. Alliance Data helps its clients create and increase customer loyalty through solutions that engage millions of customers each day across multiple touch points using traditional, digital, mobile and other emerging technologies. Headquartered in Dallas, Alliance Data employs approximately 8,500 associates at more than 50 locations worldwide.

Alliance Data is a leading provider of marketing-driven credit solutions, and is the parent company of Epsilon®, a leading provider of multi-channel, data-driven technologies and marketing services, and LoyaltyOne®, which owns and operates the AIR MILES® Reward Program, Canada’s premier coalition loyalty program. For more information about the company, visit our web site, www.AllianceData.com, or you can follow us on Twitter at www.Twitter.com/AllianceData.

About Ventana Research
Ventana Research is the most authoritative and respected benchmark business technology research and advisory services firm. We provide insight and expert guidance on mainstream and disruptive technologies through a unique set of research-based offerings including benchmark research and technology evaluation assessments, education workshops and our research and advisory services, Ventana On-Demand. Our unparalleled understanding of the role of technology in optimizing business processes and performance and our best practices guidance are rooted in our rigorous research-based benchmarking of people, processes, information and technology across business and IT functions in every industry. This benchmark research plus our market coverage and in-depth knowledge of hundreds of technology providers means we can deliver education and expertise to our clients to increase the value they derive from technology investments while reducing time, cost and risk.

Ventana Research provides the most comprehensive analyst and research coverage in the industry; business and IT professionals worldwide are members of our community and benefit from Ventana Research’s insights, as do highly regarded media and association partners around the globe. Our views and analyses are distributed daily through blogs and social media channels including Twitter, Facebook, LinkedIn and Business Week’s Business Exchange.

To learn how Ventana Research advances the maturity of organizations’ use of information and technology through benchmark research, education and advisory services, visit www.ventanaresearch.com.

Media: Copies of benchmark research report and interviews are available upon request.

Media Contact:
Bailey Donoghue
(925) 242-2412
marketing@ventanaresearch.com